SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

05 August 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Transaction in Own Shares  21 July 2008
Enclosures: 2. Transaction in Own Shares  22 July 2008
Enclosures: 3. Transaction in Own Shares  22 July 2008
Enclosures: 4. Transaction in Own Shares  23 July 2008
Enclosures: 5. Transaction in Own Shares  24 July 2008
Enclosures: 6. Transaction in Own Shares  25 July 2008
Enclosures: 7. Transaction in Own Shares  29 July 2008
Enclosures: 8. Total Voting Rights              31 July 2008

Enclosure 1

Monday 21 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,200,000 ordinary shares at a price of 204.15 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
483,868,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,667,358,165.

The above figure (7,667,358,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2
Tuesday 22 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 41,987 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 483,826,877 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,667,400,152.

The above figure (7,667,400,152) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 22 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,490,000 ordinary shares at a price of 197.34 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
485,316,877 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,665,910,152.

The above figure (7,665,910,152) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Wednesday 23 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,300,000 ordinary shares at a price of 202.50 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
486,616,877 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,664,610,152.

The above figure (7,664,610,152) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Thursday 24 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,450,000 ordinary shares at a price of 203.41 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
488,066,877 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,663,160,152.

The above figure (7,663,160,152) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

Friday 25 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,325,000 ordinary shares at a price of 199.48 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
489,391,877 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,661,835,152.

The above figure (7,661,835,152) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7
Tuesday 29 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 70,383 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 489,321,494 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,661,905,535.

The above figure (7,661,905,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Thursday 31 July 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 489,321,494 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,661,905,535.
The above figure (
7,661,905,535
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 05 August 2008